

C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

RECEIVED
2005 JUL 14 A 11:32

Ref : EC/GS/CPP/138/05


05009701

BY AIRMAIL

22nd June, 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

SUPPL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

PROCESSED
JUL 18 2005
THOMSON
FINANCIAL

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Emily Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 22nd June, 2005 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement regarding the Connected Transaction
   Date : 22nd June, 2005
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

RECEIVED
2005 JUL 14 A 11:23

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

CONNECTED TRANSACTION

DISPOSAL OF CERTAIN EQUITY INTERESTS IN DONG FANG CHIA TAI SEED CO. LTD.

The board of Directors announces that on 21st June, 2005, the Vendor (a wholly-owned subsidiary of the Company) and the Purchaser entered into the Equity Transfer Contract whereby the Vendor conditionally agreed to dispose of its 50% equity interest in Dong Fang to the Purchaser at the consideration of RMB5,055,000 (approximately HK$4,751,700).

The Directors, including the independent non-executive Directors, consider that the terms of the Equity Transfer Contract, which were concluded by the parties after arm's length negotiations, are fair and reasonable and are on normal commercial terms and the Equity Transfer Contract is in the interests of the Company and its shareholders as a whole.

The Purchaser is owned as to 50% by Mr. Sumet Jiaravanon, a Director of the Company. Hence, the Purchaser is an associate of Mr. Sumet Jiaravanon and a connected person of the Company within the meaning of the Listing Rules. Accordingly, the Disposal constituted a connected transaction for the Company. As the applicable percentage ratios of the Disposal are below 2.5%, the transaction is subject to the reporting and announcement requirements and is exempt from the independent shareholders' approval under Chapter 14A of the Listing Rules.

A. THE EQUITY TRANSFER CONTRACT

Date: 21st June, 2005

Parties:

(i) the Vendor (a wholly-owned subsidiary of the Company)

(ii) the Purchaser (a company which is owned as to 50% by a Director)

Transfer of equity interests

Pursuant to the Equity Transfer Contract, the Vendor conditionally agreed to dispose of its 50% equity interest in Dong Fang to the Purchaser at the consideration of RMB5,055,000 (approximately HK$4,751,700).

The consideration for the Disposal was determined by commercial negotiations between the parties on an arm's length basis having regard to (i) the unaudited asset value of Dong Fang of approximately RMB9,633,000 (approximately HK$9,055,000) as at 30th June, 2004 valued by way of replacement cost method as stated in the valuation report dated 1st November, 2004 prepared by 中和正信會計師事務所有限公司 (Zhonghe Zhengxin Certified Public Accountants Co., Ltd.), an independent PRC valuer, (ii) the unaudited profit of Dong Fang of RMB470,000 (approximately HK$441,800) for the period from 30th June, 2004 to 30th April, 2005 and (iii) the audited net tangible asset value of Dong Fang of approximately RMB10,141,000 (approximately HK$9,533,000) as at 31st December, 2004 (based on the audited accounts of Dong Fang prepared in accordance with the accounting principles generally accepted in the PRC). The consideration for the Disposal represents a discount of approximately 0.3% to the amount of approximately RMB5,071,000 (approximately HK$4,766,700), representing 50% (being the equity interest in Dong Fang being sold by the Vendor under the Disposal) of the audited net tangible asset value of Dong Fang as at 31st December, 2004 (based on the audited accounts of Dong Fang prepared in accordance with the accounting principles generally accepted in the PRC). Pursuant to the Equity Transfer Contract, the consideration for the Disposal is payable in cash by the Purchaser within one month from the Approval Date.

Dong Fang has been accounted for in the Group's financial results as a jointly controlled entity of the Company. The 50% equity interest in Dong Fang being sold by the Vendor under the Disposal represents the Group's entire interest in Dong Fang. Upon completion of the Disposal, the Group commercial terms and the Equity Transfer Contract is in the interests of the Company and its shareholders as a whole.

After deducting the expenses comprising potential capital gain tax (if any), stamp duty and professional fees amounting to approximately RMB200,000 (HK$188,000), the net proceeds of the Disposal of approximately RMB4,855,000 (approximately HK$4,564,000) will be used as the Group's working capital. Taking into account the carrying value of the 50% equity interest in Dong Fang under the Disposal and on the basis of the net proceeds from the Disposal which will amount to RMB4,855,000 (approximately HK$4,564,000), the Group expects to record in its account a loss of approximately RMB246,000 (approximately HK$231,000) arising from the Disposal.

C. LISTING RULES IMPLICATIONS

The Purchaser is owned as to 50% by Mr. Sumet Jiaravanon, a Director of the Company. Hence, the Purchaser is an associate of Mr. Sumet Jiaravanon and a connected person of the Company within the meaning of the Listing Rules. Accordingly, the Disposal constituted a connected transaction for the Company.

As the applicable percentage ratios of the Disposal are below 2.5%, the transaction is subject to the reporting and announcement requirements and is exempt from the independent shareholders' approval under Chapter 14A of the Listing Rules.

Definitions

"Approval Date"	the date on which all necessary approvals from 北京市商務局 (Beijing Municipal Bureau of Commerce) of the transactions contemplated in the Equity Transfer Contract have been obtained
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Company"	C.P. Pokphand Co. Ltd., an exempted company incorporated in Bermuda with limited liability whose shares are listed on the Main Board of the Stock Exchange
"Directors"	the directors of the Company

Condition

The Disposal shall take effect upon the date on which all necessary approvals from 北京市商務局 (Beijing Municipal Bureau of Commerce) of the transactions contemplated in the Equity Transfer Contract have been obtained.

Information on Dong Fang

Dong Fang was established in the PRC on 26th February, 1996 as a sino-foreign equity joint venture. The registered capital and total investment of Dong Fang are RMB16 million (approximately HK$15,040,000) and RMB30 million (approximately HK$28,200,000) respectively. The registered capital has been fully paid up. The Vendor is not required to make any contribution in relation to the portion of the total investment in excess of the registered capital to Dong Fang following the Disposal. As at the date of this announcement, the equity interests in Dong Fang are owned as to 50% by the Vendor and 50% by a PRC party which is an Independent Third Party. On 20th May, 2005, such PRC party entered into an agreement with the Purchaser and another PRC party pursuant to which the first mentioned PRC party conditionally agreed to dispose of its entire 50% equity interest in Dong Fang as to 45% to the Purchaser and as to 5% to the latter PRC party respectively. The Purchaser does not have any relationship with such latter PRC party. Such transfers are yet to be approved by北京市商務局 (Beijing Municipal Bureau of Commerce). All the major terms, including the consideration, in relation to the aforesaid transfers are on the same basis as those under the Disposal.

Dong Fang is principally engaged in the production and sale of vegetable and flower seeds in Beijing. The table below sets out certain audited financial information on Dong Fang (based on the audited accounts of Dong Fang prepared in accordance with the accounting principles generally accepted in the PRC) for the two years ended 31st December, 2004:-

	Year ended 31st December, 2004		Year ended 31st December, 2003	
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*
Turnover	5,805	5,456	7,757	7,292
Profit before taxation and extraordinary items	809	760	(1,964)	(1,846)
Taxation	–	–	–	–
Profit after taxation and extraordinary items	809	760	(1,964)	(1,846)
Net asset value	10,141	9,533	9,331	8,771

B. REASONS FOR THE DISPOSAL

The Group is principally engaged in the trading of agricultural products, feedmill and poultry operations, the production and sale of motorcycles and accessories for automotives and property and investment holding.

In view of the fact that the vegetable and flower seeds business is not the core business of the Group, the Directors consider that the Disposal would enable the Group to dispose of a non-core asset at a reasonable price which is only at a slight discount to the latest net tangible asset value of Dong Fang. The Directors believe that the Disposal is an invaluable opportunity for the Group to streamline its internal resources, and to focus on the Group's existing principal businesses. The Directors, including the independent non-executive Directors, consider that the terms of the Equity Transfer Contract, which were concluded by the parties after arm's length negotiations, are fair and reasonable and are on normal

"Disposal"	the disposal by the Vendor to the Purchaser of a 50% equity interest in Dong Fang pursuant to the terms of the Equity Transfer Contract
"Dong Fang"	東方正大種子有限公司 (Dong Fang Chia Tai Seed Co. Ltd.), a sino-foreign equity joint venture established in the PRC which is owned as to 50% by the Vendor and 50% by a PRC party which is an Independent Third Party
"Equity Transfer Contract"	the conditional equity transfer contract entered into between the Vendor and the Purchaser dated 21st June, 2005 relating to the Disposal (as amended and supplemented)
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Third Party(ies)"	third party(ies) independent of the Company or any connected persons (as defined in the Listing Rules) of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"Purchaser"	Chia Tai Biotech Company Limited, a company incorporated in Hong Kong with limited liability and whose principal activities are general trading and investment
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Vendor"	Chia Tai (China) Agro-Industrial Ltd., a company incorporated in Bermuda with limited liability and a wholly-owned subsidiary of the Company
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC (except the territories of Hong Kong and the Macau Special Administrative Region)
"%"	per cent.

As at the date of this announcement, the board of Directors comprises nine executive directors, namely Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Dhanin Chearavanont, Mr. Sumet Jiaravanon, Mr. Prasert Poongkumarn, Mr. Min Tieanworn, Mr. Thirayut Phitya-Isarakul, Mr. Thanakorn Seriburi and Mr. Veeravat Kanchanadul, and three independent non-executive directors, namely Mr. Budiman Elkana, Mr. Kowit Wattana and Mr. Cheung Koon Yuet, Peter.

By Order of the Board
Dhanin Chearavanont
Chairman and Chief Executive Officer

Hong Kong, 21st June, 2005

Note: For the purpose of this announcement, the following exchange rate has been used for the conversion of Renminbi into Hong Kong dollars for indication only:

RMB1 = HK$0.94